

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
GABELLI.COM

For Immediate Release:

Contact:

Robert Leininger
Chairman Proxy Voting Committee
(914) 921-7754

George Maldonado
Director of Proxy Voting Services
(914) 921-7733

For further information please visit
www.gabelli.com

GAMCO's Proxy Voting Committee's Preliminary Reflections on Upcoming 2020 Proxy Season

RYE, N.Y., November 18, 2019 – GAMCO Asset Management Inc. ("GAMCO"), an affiliate of GAMCO Investors, Inc. (NYSE: GBL), on behalf of its investment advisory clients, is evaluating actions intended to improve corporate governance and board composition at several of its portfolio companies. GAMCO's Proxy Voting Committee (the "PVC") highlights actions it has taken and potential actions it may take with respect to the upcoming 2020 Proxy Season:

- *Cincinnati Bell Inc.* (NYSE: CBB) – GAMCO is considering director nominations as well as the submission of a proposal requesting the spin-off or sale of Hawaiian Telcom Holdco., Inc.

- *CIRCOR International, Inc.* (NYSE: CIR) – GAMCO is reviewing potential director nominees for election at the upcoming annual meeting to help ensure that the best interests of the shareholders are the primary consideration in all decision making.

- *The E.W. Scripps Company* (NASDAQ: SSP) – GAMCO intends to abstain from voting for the Class A directors up for election at SSP's 2020 annual meeting. Class A directors make up approximately one-third of the board with the remaining directors elected by the Signatories to the Scripps Family Agreement.

- *National Fuel Gas Company* (NYSE: NFG) – GAMCO intends to withhold votes from certain long-tenured directors while supporting recent additions to the board.

- *Lazard Ltd* (NYSE: LAZ) – Last month, an affiliate of GAMCO, submitted a shareholder proposal for consideration at the 2020 annual meeting requesting the declassification of the Board of Directors.

- ***Superior Industries International, Inc.*** (NYSE: SUP) – GAMCO is considering director nominations to help ensure that the best interests of the shareholders are the primary consideration in all decision making.

This press release does not constitute a solicitation of a proxy or a vote.

- ***CBS Corporation*** (NYSE: CBS) and ***Viacom Inc.*** (NASDAQ: VIA) – GAMCO's PVC reviewed the October 25, 2019, joint consent solicitation statement/prospectus relating to the proposed combination of CBS Corporation and Viacom Inc.

- The PVC is generally supportive of the economic underpinnings of the merger. However, the PVC wanted to highlight an omission of the merger agreement that is contrary to what we hold as best practices in corporate governance.

- The PVC believes that National Amusements, Inc. ("NAI") should stipulate that it will deploy a tag-along take-along right to voting shareholders for any sale of NAI's controlling interest in ViacomCBS.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO Asset Management Inc.) and mutual funds and closed-end funds (Gabelli Funds, LLC), and is known for its Private Market Value with a Catalyst™ style of investment. As of September 30, 2019, GAMCO Investors, Inc. had $35.7 billion in assets under management.

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